Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated April 6, 2023 in Amendment No. 1 to the Registration Statement on Form F-1 (No. 333-271425 ), relating to the audit of the consolidated statement of financial position of Nature Wood Group Limited and its subsidiaries (the “Company”) as of December 31, 2022, and 2021, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

San Mateo, California	WWC, P.C.
August 2, 2023	Certified Public Accountants
PCAOB ID: 1171